UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)
Under the Securities Exchange Act of 1934

WMS INDUSTRIES INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

969-901-107
(CUSIP Number)

Brian R. Gamache
Chairman and Chief Executive Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, Illinois 60085
(847) 785-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

1     NAME OF REPORTING PERSON

Mr. Brian R. Gamache

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

a     [ ]

b     [ ]

3     SEC USE ONLY _____________________________________________________

4     SOURCE OF FUNDS *

Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)[_]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Gamache is a citizen of the United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER:
1,098,242

8     SHARED VOTING POWER:
Mr. Gamache does not share voting power over any shares of the Issuer.

9     SOLE DISPOSITIVE POWER:
716,057

10    SHARED DISPOSITIVE POWER:
Mr. Gamache does not share dispositive power over any shares of the Issuer.

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,098,242

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      _____.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Based on 48,882,635 shares of common stock outstanding as of April 24, 2009 as reported in the Issuer’s quarterly report for the quarter ended March 31, 2009:
2.25%

14    TYPE OF REPORTING PERSON

IN

ITEM 1:  SECURITY AND ISSUER

This Amendment No. 4 amends the Statement on Schedule 13D previously filed with the Securities and Exchange Commission by Mr. Brian R. Gamache with respect to common stock, par value $0.50 per share of the Issuer, WMS Industries Inc., a Delaware corporation, whose principal executive office is located at 800 South Northpoint Blvd., Waukegan, Illinois 60085 as follows:

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)
300,000 of the shares are not owned by Mr. Gamache, however Mr. Gamache holds voting rights by proxy pursuant to a Voting Proxy Agreement between Ms. Phyllis Redstone, Mr. Gamache and WMS Industries (the “P. Redstone Voting Proxy Agreement”), which agreement is discussed in more detail under Item 6 below and attached hereto as Exhibit 1 under Item 7 below;

(b)
16,752 of the shares were awarded as restricted stock by the Issuer as compensation for serving as an officer of the Issuer and such restrictions have lapsed; 82,185 of the shares were awarded as restricted stock by the Issuer as compensation for serving as an officer of the Issuer and such restrictions will lapse over time;

(c)	24,900 of the shares were purchased in the open market using Mr. Gamache’s personal funds; and
(d)
674,405 of the shares are currently subject to stock options which may be exercised currently or within 60 days and such options were awarded to Mr. Gamache by the issuer as compensation for serving as an officer and/or director of the Issuer.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Gamache is the beneficial owner of 1,098,242 shares or 2.25% of the common stock issued and outstanding of the Issuer.

(b)	Mr. Gamache has sole voting power over 1,098,242 shares (2.25%) shares and sole dispositive power over 716,057 (1.46%) shares of common stock of the Issuer.

(c)
The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:   The Reporting Person has not effected any transactions with respect to the Shares during the past 60 days.

(d)	N/A

(e)
Mr. Gamache ceased to be the beneficial owner of more than 5% of the issued and outstanding common stock of the Corporation not earlier than April 9, 2009, the date that Sumner M. Redstone filed Amendment No.  57 to his Schedule 13D reporting ownership of 2,414,955 shares, or 4.9%, of the Corporation’s outstanding common stock (with respect to which shares Mr. Gamache held voting rights pursuant to a voting proxy agreement) and not later than June 30, 2009, the date the Corporation received notice from Mr. Redstone that he was terminating the voting proxy agreement and that he beneficially owned 966,999 shares of the Corporation’s common stock.  See Item 6 below.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On June 30, 2009, the Corporation received notice that National Amusements and Mr. Sumner M. Redstone (collectively the “Stockholders”) had exercised their right to terminate that certain amended voting proxy agreement (the “Agreement”), dated August 25, 1995, pursuant to which the Stockholders had granted a voting proxy to Mr. Brian R. Gamache, the Corporation’s Chairman and Chief Executive Officer.  Upon termination of the Agreement, Mr. Gamache is no longer the beneficial owner of the shares held by the Stockholders. The effective date of the termination of the Agreement will be July 28, 2009.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2009                                                                                  /s/ Brian R. Gamache
  By: Brian R. Gamache